UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

 Issued: 16 June 2023, London UK

GSK announces extension of FDA review period for momelotinib

GSK plc (LSE/NYSE: GSK) today announced that the US Food and Drug Administration (FDA) has extended the review period of the new drug application (NDA) for momelotinib by three months to provide time to review recently submitted data. The extended action date is 16 September 2023.

GSK is confident in the momelotinib NDA and looks forward to working with the FDA as they finalise their review.

Momelotinib is not currently approved in any market.

About momelotinib
Momelotinib has a novel mechanism of action, with inhibitory ability along three key signalling pathways: Janus kinase (JAK) 1, JAK2, and activin A receptor, type I (ACVR1).[1],[2],[3],[4] Inhibition of JAK1 and JAK2 may improve constitutional symptoms and splenomegaly.1,2,4 Additionally, direct inhibition of ACVR1 leads to a decrease in circulating hepcidin, which is elevated in myelofibrosis and contributes to anaemia.1,2,3,4

About myelofibrosis
Myelofibrosis is a rare blood cancer that results from dysregulated JAK-signal transducer and activator of transcription protein signalling and is characterised by constitutional symptoms, splenomegaly, and progressive anaemia. Myelofibrosis affects approximately 25,000 patients in the US.1,[5],[6]

GSK in oncology
GSK is focused on maximising patient survival through transformational medicines. GSK's pipeline is focused on immuno-oncology, tumour cell targeting therapies and synthetic lethality. Our goal is to achieve a sustainable flow of new treatments based on a diversified portfolio of investigational medicines utilising modalities such as small molecules, antibodies, and antibody-drug conjugates, either alone or in combination.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Dan Smith	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Camilla Campbell	+44 (0) 7803 050238	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors" in the company's Annual Report on Form 20-F for 2022, and Q1 Results for 2023 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

[1] Chifotides, HT, Bose, P, Verstovsek, S. Momelotinib: an emerging treatment for myelofibrosis patients with anemia. J Hematol Oncol. 2022;15(7):1-18.
[2] Verstovsek S, et al. MOMENTUM: momelotinib vs danazol in patients with myelofibrosis previously treated with JAKi who are symptomatic and anemic. Future Oncol. 2021;17(12):1449-1458.
[3] Asshoff M, et al. Momelotinib inhibits ACVR1/ALK2, decreases hepcidin production, and ameliorates anemia of chronic disease in rodents. Blood. 2017;129(13):1823-1830.
[4] Oh S, et al. ACVR1/JAK1/JAK2 inhibitor momelotinib reverses transfusion dependency and suppresses hepcidin in myelofibrosis phase 2 trial. Blood Adv. 2020;4(18):4282-4291.
[5] Data on file. Sierra Oncology. 2021.
[6] Naymagon, L, Mascarenhas, J. Myelofibrosis-Related Anemia: Current and Emerging Therapeutic Strategies. HemaSphere. 2017;1(1):e1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: June 16, 2023

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc